BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

 May 12, 2010

Jessica Barberich, Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008

Filed January 29, 2009

File No. 0-02844

Dear Ms. Barberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 8, 2010, with respect to the above-referenced filing (the “Form 10-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-Q for the period ended July 31, 2009

Note 2 – Significant Accounting Policies, page 5

1.

We note your response to prior comment 2.  In the third paragraph of your response, you stated that pod J-2 and J-3 experienced cost overruns as of July 31, 2009.  Please explain the nature of these cost overruns in greater detail and advise us of any liabilities recorded related to these costs as of October 31, 2009.  Also, tell us the accounting guidance that you relied upon to determine the appropriate accounting and disclosure.

Company Response:

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

[***]

DB1/64856445.1   CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

May 12, 2010

As of July 31, 2009, incurred and estimated additional cost overruns were approximately $187,000.  The incurred costs were initially capitalized but were reflected in the $2,254,500 impairment applicable to the three month period ended July 31, 2009.  No liabilities were recorded in connection with the cost overruns.  As noted in our response to prior comment 2 contained in our letter to the staff of March 5, 2010, in connection with our impairment analysis of pods J-2 and J-3, we computed the total estimated costs as the sum of total capitalized costs incurred at the relevant reporting date, known costs overruns (we wish to clarify that cost overruns were capitalized to the extent incurred prior to the relevant reporting date) and estimated costs to complete the development.  We capitalized the cost overruns in accordance with ASC 960-360-25-2.  The impairment analysis was performed pursuant to ASC 360-10-35.

2.

Furthermore, we note that you filed a Form 8-K/A on February 24, 2010 which stated that the quarterly financial information contained in your quarterly report on Form 10-Q for the three month period ended July 31, 2009 should no longer be relied upon due to a material impairment.  Please restate your Form 10-Q for the three month and nine month period ended July 31, 2009 to reflect the material impairment.

Company Response

We will restate the financial information for the three and nine month periods ended July 31, 2009 by filing an amendment to our Form 10-Q for the quarter ended July 31, 2009 (the "Form 10-Q").  As discussed with the staff, we will make this filing following completion of the staff's review of the Form 10-Q.  We note that the impairment charges are addressed in detail in our Form 10-K for the fiscal year ended October 31, 2009 (the "Form 10-K"), and information concerning certain adjustments to our results of operations for the three and nine month periods ended July 31, 2009 resulting from the impairment also is included in the Form 10-K.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

3.

We note your response to prior comment 4.  Please advise us of the significant assumptions used in your test (i.e., expected growth rates, discount rates, etc.) for both the golf course and the land as requested in our previous comment.  Also, you note that the appraisal of the golf course was based on an anticipated stabilized income and expense stream.  Please tell us the timing of the assumed stabilization used in the valuation.

DB1/64856445.1    CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

May 12, 2010

Company Response

The principal approach used in connection with the land was a sales comparison approach.  Under this approach, eight sales of residential land in northeastern Pennsylvania were analyzed and the per acre price was adjusted to the extent the property sold was deemed inferior or superior to the Company's land from the standpoint of overall size, physical traits, improvements and ingress/egress.  An income approach, which would involve a detailed analysis of the income potential of the property and an analysis of expenses that could be considered typical, was considered unsupportable for the Company's land, which currently is vacant.

With respect to the golf course, a single period capitalization of income method was applied, using a 12 month period and a capitalization rate of 11.25 percent.  For purposes of this approach, it was assumed that the anticipated stabilized income and expense stream was achieved during the twelve month period.  Because a single period was used and the capitalization rate was derived from national and regional data for golf courses, no additional growth was assumed.

In addition, the value derived from use of the single period capitalization approach was supported by the value derived from application of a sales comparison approach, based on four comparable sales of 18-hole golf courses in eastern Pennsylvania. The sales comparison approach suggested a value only $50,000 different than the value derived from the single period capitalization approach.

4.

Also, ASC 360-10-35-23 states that for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Since the cash flows of the golf course are identifiable, please further address how you determined that the cash flows are not largely independent of the cash flows of the land and how you have complied with this guidance.  In particular, please address the fact that the golf course and the adjacent land are currently not generating joint cash flows, and that the golf course appears to be operating without reliance on the adjacent land.  Furthermore, it appears that the appraiser evaluated the land and the golf course separately; please tell us the results of these appraisals the basis for having the properties evaluated separately if you intend to sell them together.

DB1/64856445.1    CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

May 12, 2010

Company Response

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

While we acknowledge that cash flows from the golf course are separately identifiable, we believe that it is appropriate to group the golf course together with the planned residential development ("PRD") because the golf course, by itself, is not an independently viable business; rather, it is an amenity to PRD.

From a historical standpoint, we intended that the golf course and the PRD would be developed in tandem.  Beginning with our Form 10-K for the fiscal year ended October 31, 2004 (the "2004 Form 10-K"), we disclosed that "a proposed 18-hole golf course with a surrounding resort community is planned for the Jack Frost Mountain ski area."  We also disclosed, in a risk factor included in the same filing, the risks of proceeding with development of the golf course without having firm contracts from builders to purchase any of the residential land in the PRD, as well as risks relating to our own development of the land:

We are subject to risks with respect to the development of a golf course at Jack Frost Mountain prior to having firm contracts from builders to purchase any of the residential lots in the surrounding golf course community.

We have completed the design of a golf course and plan to enter into a firm contract for the construction of a golf course at Jack Frost Mountain.  While we currently have interest from two nationally-recognized home builders for the development of a surrounding community, we do not have any firm offers from any of the interested builders.  If, at the completion of the golf course, we do not have firm contracts with home builders, we may consider developing a portion of the residential community on our own, and possibly in conjunction with the sale of some lots to other builders.  There are risks associated with developing a residential community, including potential changes in the real estate market, delays in construction due to adverse weather conditions, changes in the economy and changes in interest rates, which we may be subject to if we develop the golf course prior to having firm contracts with home builders and which could have a material adverse effect on us and our results of operations.

Therefore, we have always believed, and publicly disclosed our belief, that the golf course and the PRD were interdependent property developments.  Indeed, the physical configuration of the golf course and the PRD underscores the unlikelihood that the assets would be sold separately (or, at the very least, the unlikelihood that the PRD could be sold without strong contractual provisions insuring that the golf course principally would be used as an amenity for the PRD).  We are providing supplementally to the staff the plan design for the PRD and golf course, which clearly illustrates the interdependent nature of the properties.

DB1/64856445.1    CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

May 12, 2010

Under the circumstances, we believe that, in applying the standards for recognition and measurement of an impairment loss under ASC 360-10-35-23 addressed in the staff comment, consideration should be given to ASC 970-360-35-3, which states that:  "Determining whether the carrying amounts of real estate assets require recognition of an impairment loss shall be based on an evaluation of individual projects.  An individual project, for this purpose, consists of components that are relatively homogeneous, integral parts of the whole (for example, individual houses in a residential tract, individual units in a condominium complex, and individual lots in a subdivision and amenities)" (emphasis added).  We believe that the golf course clearly constitutes an amenity for the PRD and, therefore, should be considered together with the PRD as an individual project.

As noted above, we recognize that the golf course produces separately identifiable cash flows.  In fact, the development of the golf course well in advance of development of the PRD (contrary to our initial expectations), and its generation of separately identifiable cash flows led management to view the golf course separately for the purpose of making certain operating decisions and assessing performance.  Therefore, we determined to treat the golf course as part of our summer recreational segment, since the golf course revenues were not tied to ultimately anticipated amenity revenues.  However, based on, among other things, management's determination to market the golf course and the PRD as a parcel to a national developer, we will be reclassifying the golf course operations as part of our Land Resource Management segment.

As noted by the staff, the golf course and the property subject to the PRD were appraised separately.  The golf course was appraised at [***]; the PRD property was appraised at [***].  The separate appraisals were requested by management to obtain a better understanding of component values that would be useful for a variety of purposes, including negotiations relating to joint sale of the properties and property tax matters (the golf course is a separate tax parcel).  However, the fact that separate appraisals were obtained does not change what we believe is an essential fact – the golf course and the PRD could not be sold separately, or, at the very least, the PRD property could be sold only if strong contractual protections were in place to insure that the golf course would principally serve as an amenity for the PRD.  In this regard, we believe that, without access to the golf course as an amenity, the PRD property could be sold for only a fraction of what it could be sold for with the golf course as an amenity.  In addition, as noted in our March 5, 2010 response to prior comment 4, the appraisal report characterized the separate appraisals of the golf course and the PRD property as "hypothetical" because the properties were treated as stand alone properties.

Therefore, we believe the treatment of the PRD and the golf course collectively as an individual project is appropriate for purposes of the impairment analysis.

Please do not hesitate to contact Alan Singer or Joanne Soslow of our counsel, Morgan, Lewis & Bockius LLP, if you should have any questions or comments with regard to

DB1/64856445.1    CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

May 12, 2010

these responses.  Mr. Singer’s telephone number is 215-963-5224 and Ms. Soslow’s telephone number is 215-963-5262.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company

DB1/64856445.1    CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY